Press Release provided by: hawkassociates.com

New Mexico Software (OTC BB: NMXC)
CEO Dick Govatski Answers Shareholder Questions

Friday, February 27, 2009

ALBUQUERQUE, N.M. -- New Mexico Software, Inc. (OTC Bulletin Board: NMXC) today issued this letter to its shareholders.

I have received some excellent questions over the past few days from one of our shareholders, Chris in Illinois. I wanted to share with you the answers I am providing.

Q: Obviously the market forces for teleradiology are already in your favor. Were you further encouraged by President Obama's emphasis on updating the technological delivery of our health care system?

A: I think the time has clearly come for updating technology in the medical sector. In fact, it's an absolute necessity in bringing healthcare costs down. In one case that touched me personally, a member of my family had to go to the hospital in an emergency situation. The police took a medical report, the ambulance team took a different medical report, the fire department had their own medical report and the hospital emergency room took a report. And there was one other report that had to be taken down by pencil and paper. None of the reports came together in one system, which is not efficient.

So anything the current administration can do to streamline medical technology will have a great effect for all of us. At New Mexico Software we put a high priority on including advanced technology and improved processes in our products. For instance, our doctors do a lot of ultrasound interpretations. Up until recently, the facilities would send the electronic file to us over the Internet through our secure, virtual private network (VPN). Then they would fax to us the worksheet for the patient. It took an average of about eight minutes for our Operations personnel to find the fax, scan it into a PDF form and then attach it to the ultrasound file for the doctor to read.

To significantly improve this process, we at New Mexico Software set up a system at the beginning of the process to attach the worksheet as a PDF to the ultrasound file before it is sent to us. The turn around time (TAT) to dispatch the electronic file with the correct paperwork attached is now ONLY 45 seconds. That is an enormous saving in time.

Q: Can you offer any insights about customer retention and satisfaction? As your company has matured, have you learned better how to address their needs?

A: We recently ran a teacup survey on Survey Monkey. The survey asked our clients five questions. The answers were formulated on a scale of

1) Strongly Agree
2) Agree
3) Somewhat Agree

4) Somewhat Disagree
5) Disagree
6) Strongly Disagree

Here are the questions with the response results:

1) I am satisfied with the quality of the final Interpretations by the Radiologist.

Strongly Agree	Agree	Somewhat Agree	Somewhat Disagree	Disagree	Strongly Disagree
30%	50%	10%	0%	10%	0%

2) I am satisfied with the quality of the service by the operations staff at TeleRad Services (TRS).

Strongly Agree	Agree	Somewhat Agree	Somewhat Disagree	Disagree	Strongly Disagree
20%	40%	40%	0%	0%	0%

3) I am satisfied with the quality of service of the quality assurance dept at TeleRad Services (TRS).

Strongly Agree	Agree	Somewhat Agree	Somewhat Disagree	Disagree	Strongly Disagree
20%	40%	40%	0%	0%	0%

4) I am satisfied with the turn around times (TAT) provided by TeleRad Service (TRS).

Strongly Agree	Agree	Somewhat Agree	Somewhat Disagree	Disagree	Strongly Disagree
44.4%	33.3%	11.1%	0%	0%	0%

5) Overall, I am satisfied with the Service of TeleRad Services (TRS).

Strongly Agree	Agree	Somewhat Agree	Somewhat Disagree	Disagree	Strongly Disagree
88.9%	0%	0%	11.1%	0%	0%

This was our first survey done in early December, after only a six-month operational record of our subsidiary, TeleRad Services (TRS). I believe it showed we have had a pretty good startup with room for improvement.

Q: Are you optimistic once you become embedded with a client that the relationship will lead to other prospects?

A: Our experience is ‘word-of-mouth’ works in our business. We recently did a great job with one hospital, and its CEO referred us to three other companies. I'd say we have a better than even chance of closing all three, provided they pass the credit test and our startup procedure.

We'll be working with a local hospital shortly because they've had good experiences with us on the stroke program. They're recommending us to another remote hospital in the mountains of New Mexico. So we are building our reputation through superior customer service, quality workmanship, timely response and fair pricing. And we consistently deliver this level of performance every day.

Q: As your business grows and becomes established, is it easier to obtain new clients? Are you reaching some kind of critical mass that makes your selling easier? Obviously new clients want to know that you will be around a long time and are well funded.

A: Yes, that's the theory. First, you must have your products set up and functioning well. You have to have all the bases covered. That's what we've done.

Our well-oiled machine is hitting the market with the right products at the right time. Our balance sheet is looking much better. Right now, these are very tough economic times in the U.S. However, our market niche is a strong one. And we are in a fortunate position to be able to grow our business even in this difficult financial climate.

Q: I spoke with you once many years ago when the company first started and I lost track, but now I'm delighted to find that you really have the ball rolling. Congratulations! For what it's worth I tend to be a long-term holder once I take a position and I hope to be sticking around for a while. I focus mostly on microcap medical/healthcare companies.

A: Thank you and good luck with your investments. Yes, we've been at it a long while. We've got some really good people working for us that keep making it happen everyday. I'm proud of our efforts on behalf of the shareholders. Sure, we always have some obstacle(s) to overcome. But that's life. We just have to keep moving forward…one step at a time.

We're going to plan our 10th anniversary as a public company during the first week of October.

An updated investment profile on New Mexico Software may be found at www.hawkassociates.com/profile/nmxc.www.hawkassociates.com/profile/nmxc.cfm ..

Finally, let me reiterate that our goal is to create profit for our shareholders and restore shareholder value. I believe we are succeeding.

Thank you for your support, Chris. We will continue to keep you informed.

Dick Govatski
Chairman and CEO

About New Mexico Software
New Mexico Software, Inc. develops and provides medical IT services and solutions that enable improved and faster communication within the preventative, comprehensive and critical healthcare segments. New Mexico also provides software and hardware that streamlines administrative processes for a more efficient working environment. For more information, visit www.nmxc.net or www.nmxs.com, or contact Dick Govatski, president and CEO, at 505-255-1999 or ceo@nmxs.com.

An investment profile on New Mexico Software may be found at www.hawkassociates.com/profile/nmxc.cfm www.hawkassociates.com/profile/nmxc.cfm. For an online investor relations kit, visit www.hawkassociates.com www.hawkassociates.com or www.americanmicrocaps.com. For more investor-related questions, contact Frank Hawkins or Susan Zhou, Hawk Associates, at 305-451-1888 or New.Mexico.Software@hawkassociates.New.Mexico.Software@hawkassociates.com. To subscribe to future releases via e-mail alert, visit www.hawkassociates.com/about/alert/.

The foregoing press release contains forward-looking statements including statements regarding the company’s expectation of its future business. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the company’s control. Actual results could differ materially from these forward-looking statements.